David J. Levine Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4935 Main 212.407.4000 Fax 212.818.1184 dlevine@loeb.com

August 5, 2016

Suzanne Hayes Assistant Director Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	AzurRx BioPharma, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed July 29, 2016 File No. 333-212511

Dear Ms. Hayes:

On behalf of our client, AzurRx BioPharma, Inc., a Delaware corporation (the “Company”), we transmit herewith for submission to the Securities and Exchange Commission (the “Commission”) the Company’s Amendment No. 2 to Registration Statement on Form S-1 (the “Amended Form S-1”). The Amended Form S-1 is being filed to respond to the comments set forth in the Staff’s letter dated August 3, 2016 (the “Staff’s Letter”). In order to facilitate your review of the Amended Form S-1, we have restated and responded, on behalf of the Company, to the comments set forth in the Staff’s Letter.

Capitalization, page 25
Comment:
1.           “Notes payable” reflected in the table herein appears to include both “convertible promissory notes” and “convertible debt“ on the balance sheet. Therefore, the conversion of convertible promissory notes into OID convertible notes does not appear to increase Notes payable. If this is correct, please revise your pro forma disclosure, (ii).

Response: As correctly noted by the Staff, the convertible promissory notes were exchanged for the same face amount of the OID convertible notes.  Therefore, to avoid any confusion, the Company has removed the reference to such conversion of one note for the other from the second bullet point leading into the table on page 25 of the Amended Form S-1.

Comment:
2. Please tell us where you disclose the terms of $1,859,000 OID convertible debt that were issued subsequent to March 31, 2016.
Response: The Company has revised the Amended Form S-1 to disclose the material terms of the $1,859,000 OID convertible debt that were issued subsequent to March 31, 2016 in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 31 of the Amended Form S-1.

Comment:
3. Please provide us an analysis to support why no beneficial conversion feature needs to be reflected in the pro forma for convertible preferred stock or convertible notes.
Response: The Company believes that no beneficial conversion feature needs to be reflected in the pro forma for convertible preferred stock as the preferred stock was converted on April 4, 2016 at a fixed price and was not contingent in any way upon the closing of the Company’s IPO.  However, the pro forma disclosure contained in the second bullet point leading into the table on page 25 of the Amended Form S-1 has been revised to state such conversion date.

The Company has updated the pro forma disclosure contained in the second bullet point leading into the table on page 25 of the Amended Form S-1 to reflect the beneficial conversion feature for the convertible notes.

Note 10 - Original Issue Discounted Convertible Notes, page F-17
Comment:
4.           In your response to previous comment 1, you reference December 31, 2015 common stock fair value for estimating the value of the conversion feature at March 31, 2016. Please confirm that no significant event occurred between December 31, 2015 and March 31, 2016 that affected the fair value of your common stock. Otherwise, please revise your analysis.

Response:  Although the Company believes that no significant event occurred between December 31, 2015 and March 31, 2016 that affected the fair value of its common stock, the Company nonetheless revised its analysis using the March 31, 2016 common stock fair value. The revised analysis is as follows:

The Company did not analyze the Discounted Convertible Notes (“ODCN”) based on a 20% discount to the pre-money IPO valuation as this price was and is unknown. The Company used the ceiling for the ODCN conversion price of $6.45, which would be the worst-case scenario from the perspective of the ODCN holders. Other assumptions used in valuing the embedded conversion feature of the ODCN were a stock price of $1.77 (estimated at March 31, 2016), a risk-free rate of 0.49%, an average 3-month term left, a volatility of 112%, and no dividends. Assumptions used in valuing the embedded conversion feature of the New Discounted Convertible Notes (“NDCN”) were a conversion price of $4.65, a stock price of $1.77 (estimated at March 31, 2016), a risk-free rate of 0.49%, a 6-month term to expected IPO with mandatory conversion, a volatility of 112%, and no dividends. The NDCN includes a mandatory conversion feature whereby if the Company consummates an IPO or obtains a public listing, the conversion is calculated based on the principal multiplied by 1.25.

Using the revised analysis outlined above, the difference in embedded conversion features is still below the 10% differential threshold.

Comment:

5.           Refer to your response to comment 4 in our letter dated June 30, 2016 and address the following:

(a) Tell us the technique(s) you used to fair value the common stock underlying your convertible debt;

(b) Tell us the significant factors contributing to the difference in the fair value of common stock at March 31, 2016 to the midpoint of your estimated IPO price range of $7.00; and

(c) Quantify the impact that each factor identified above has had on your common stock fair value. In this regard, it may be helpful to tell us what the common stock fair value would have been on March 31, 2016 if you had assumed 100% probability in the IPO event while holding all other assumptions constant.

Response:

    (a) The technique(s) used to determine the fair value of the common stock underlying the Company’s convertible debt was the Backsolve Method as described in the AICPA’s Practice Aid entitled “Valuation of Privately Held Company Equity Securities Issued as Compensation.” The amount backsolved to is the total equity value of the Company as of March 31, 2016. The basis for the total equity value is a discounted cash flow analysis using management’s forecast and a discount rate consistent with venture capital rates of returns published in the same practice aid.

    (b) The significant factors contributing to the difference in the fair value of common stock at March 31, 2016 to the midpoint of the estimated IPO price range of $7.00 are outlined below.

•
For the Staff’s information, the Company’s Registration Statement on Form S-1 was initially filed confidentially with the Staff on September 9, 2015. Following the initial filing, market conditions significantly decreased the likelihood of the Company launching its IPO, and little to no operational progress was made by the Company until the months following March 31, 2016.

•
On March 31, 2016, the Company held the initial closing of a private placement of a new series of OID convertible notes convertible into shares of common stock at an effective conversion price per share equal to $3.09. At the initial closing, existing investors in the Company received new OID convertible notes in exchange for convertible OID notes issued in 2015.

•
In April and June 2016, additional OID convertible debt was issued in the aforementioned private placement (i.e., on the same terms) both to new and other existing investors.  In total, the Company raised $1,859,000 of OID convertible debt that was issued subsequent to March 31, 2016, of which $1,084,000 was from new investors. The Company’s ability to raise this additional capital reflects reduced investment risk and increased market value.

•	In April and May 2016, the Company held its initial meeting and established the protocol in connection with launching its Phase II clinical trial for its lead product candidate, MS1819.

•
In July 2016, the Company received ethics committee approval to commence its Phase II clinical trial for MS1819, the most significant milestone achieved by the Company since its inception.  In addition, during this same period, the Company made advancements with respect to its second lead product candidate, AZX1101.

•
In July 2016, the Company engaged new managing underwriters for its IPO providing the Company with increased confidence in the likelihood of consummating the IPO in light of the new underwriters’ reputation and relationships with potential investors.  At the same time, there was a significant improvement in IPO market conditions, particularly in the life sciences industry.

    (c) The Company has used its best estimate to quantify the impact that each factor identified above has had on its common stock fair value as follows:

•
The April and June 2016 sale of additional OID convertible debt to new investors on the same terms as the March 31, 2016 OID agreements illustrated the Company’s ability to raise additional capital and evidences reduced investment risk and increased market value. This reduction of risk results in an increase in the indicative underlying share price of approximately 50% to 75% (resulting in a new share price of approximately $2.75 to $3.00).

•
As a result of the receipt of ethics committee approval in July 2016 to commence the Company’s Phase II clinical trial for MS1819 and its advancements with respect to its second lead product candidate, the Company estimates an approximate additional 75% to 100% increase in its indicative underlying share price as a result of the achievement of these very significant operational milestones to approximately $5.00 to $6.00.

•
As a result of the July 2016 engagement of new underwriters for the IPO and what the Company believes was a dramatic improvement in market conditions for IPOs in the life sciences industry (which were practically non-existent as of March 31, 2016), the Company estimates an approximate 20% to 30% increase in its common stock fair value relative to the impact of the other July 2016 events referred to above.  This supports a likely IPO price per share in the range of approximately $6.00 to $8.00.

In general, one typically observes significant increases on common equity prices at various inflection points. This is most notable for pharmaceutical companies, where given the high equity volatility and FDA phase transition challenges, implied discount rates can quickly decrease from a range of 30% to 40% to a range of 20% to 30%. In light of the tail-end value proposition, these reductions in risk can quickly double implied (and actual) share prices. The Company’s compounds mentioned above (MS1819 and AZX1101) are considered “simple compounds” by the FDA and therefore have lower barriers to entry than more complex pharmaceutical compounds.

The Company respectfully submits that if it had assumed 100% probability in the IPO event as of March 31, 2016, all other variables and assumptions would not remain constant and would need to be appropriately adjusted as well. However, for purposes of responding to the Staff’s comment, if the Company had assumed 100% probability in the IPO event while holding all other assumptions constant, this would result in a calculated amount of $2.14.

Should you have any questions concerning any of the foregoing please contact the undersigned at (212) 407-4923. Thank you very much for your attention to this filing.

Sincerely,

/s/ David Levine

David Levine
Partner